GAAP Financials Template -- 2 Years Financials

Company's legal name:	Top Bins Franklin INC
US company's incorporation date:	08/15/2023
Fiscal year end:	Dec 31

Balance Sheet	Dec 31, 2025	Dec 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$11,861.00	$102,675.00
Accounts receivable	$0.00	$0.00
Prepaid expenses and other assets	$5,024.00	$2,409.00
Total current assets	**$16,885.00**	**$105,084.00**
Property and equipment - net	$19,156.00	$26,818.00
Total assets	**$36,041.00**	**$131,902.00**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$0.00	$0.00
Accrued expenses	$0.00	$0.00
Deferred revenue and other liabilities	$0.00	$0.00
Total current liabilities	**$0.00**	**$0.00**
Convertible notes (if any)	$0.00	$0.00

Notes Payable (Wefunder)	$63,050.00	$55,250.00
Due to related party – Top Bins Investment Group LLC	$90,000.00	$90,000.00
Total liabilities	**$153,050.00**	**$145,250.00**
Stockholders' Equity:		
Total value of common stock issued	$14,176.00	$14,176.00
Total value of preferred stock issued	$0.00	$0.00
SAFE - future equity obligation	$0.00	$0.00
Accumulated deficit	-$131,185.00	-$27,524.00
Total stockholders' equity:	**-$117,009.00**	**-$13,348.00**
Total liabilities and stockholders' equity:	**$36,041.00**	**$131,902.00**

Income Statement	**Year Ended Dec, 2025**	**Year Ended Dec, 2024**
Revenue - net	$42,589.00	$38,092.00
Cost of revenue	$10,852.00	$10,562.00
Gross profit/loss	**$31,737.00**	**$27,530.00**
Operating expenses	$138,321.00	$55,054.00
Operating profit/loss	**-$106,584.00**	**-$27,524.00**
Other income/expense	$0.00	$0.00
Net profit/loss	**-$106,584.00**	**-$27,524.00**

Statement of Cash Flows	**Year Ended Dec, 2025**	**Year Ended Dec, 2024**

Cash flows from operating activities	-$98,064.00	-$25,464.00
Cash flows from financing activities	$7,250.00	$159,426.00
Cash flows from investing activities	$0.00	-$31,287.00
Cash at beginning of period	$102,675.00	$0.00
Net increase/decrease in cash	**-$90,814.00**	**$102,675.00**
Cash at the end of period	**$11,861.00**	**$102,675.00**

Statement of Changes in Equity	Year Ended Dec, 2025	Year Ended Dec, 2024
Opening Balance	**-$13,348.00**	**$0.00**
Net profit/loss	**-$106,584.00**	**-$27,524.00**
GAAP reclassification adjustment	**$2,923.00**	**$0.00**
Stoc Stock Issued	**$0.00**	**$14,176.00**
Pref Preferred Stock Issued	**$0.00**	**$0.00**
Ending Balance	**-$117,009.00**	**-$13,348.00**

Notes

1 The Company raised $63,050 through Wefunder. Net proceeds were reduced by platform and transaction fees, which are included in operating expenses

2 The Company received $90,000 from Top Bins Investment Group LLC, a related party. The balance is reflected as a related-party liability and will be governed by standard loan terms between the parties

3 During 2025, the Company repurchased a founder's shares for $1 as part of a broader settlement. The related settlement costs were expensed. The original capital contribution remains reflected in equity.

4 Property and equipment for 2025 is presented using Form 4562 / depreciation schedule support: cost of $31,287 less accumulated depreciation of $12,131, resulting in net property and equipment of $19,156.

5 The 2025 statement of changes in equity includes a $2,923 GAAP reclassification adjustment to reconcile the gross Wefunder debt presentation and fixed asset presentation to the balance sheet.